1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 9, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC September 2013 Revenue Report

Hsinchu, Taiwan, R.O.C. – Oct. 9, 2013 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for September 2013: On a consolidated basis, revenues for September 2013 were approximately NT$55.38 billion, an increase of 0.5 percent from August 2013 and an increase of 27.6 percent over September 2012. Revenues for January through September 2013 totaled NT$451.22 billion, an increase of 20.2 percent compared to the same period in 2012.

TSMC Revenue Report (Consolidated):

							(Unit: NT$ million)
Period	September 2013	August 2013	M-o-M Increase (Decrease) %	September 2012	Y-o-Y Increase (Decrease) %	January to September 2013	January to September 2012	Y-o-Y Increase (Decrease) %
Net Sales	55,382	55,091	0.5	43,392	27.6	451,218	375,300	20.2

*	September 2012 and Jan-September 2012 figures are prepared in accordance with TIFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.)

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

October 9, 2013

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of September 2013.

1. Sales volume (in NT$ thousands)

Period	Items	2013	2012
Sep.	Net sales	55,382,473	43,392,356
Jan.-Sep.	Net sales	451,218,350	375,300,415

2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC Partners*	41,185,682	1,936,901

*	The borrower is TSMC Solar, a subsidiary of TSMC.

3. Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end
TSMC*	186,477,939	44,356,500

*	The guarantee is provided to TSMC Global, a subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	14,569,775	35,692,006
	Mark to Market Profit/Loss	16,881	149,919
	Unrealized Profit/Loss	(17,424)	151,674
Expired Contracts	Notional Amount	208,085,908	65,572,204
	Realized Profit/Loss	63,115	59,513
Equity price linked product (Y/N)		N	N

•	TSMC’s subsidiaries - TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	3,490,944	—
	Mark to Market Profit/Loss	6,868	—
	Unrealized Profit/Loss	9,462	—
Expired Contracts	Notional Amount	12,668,162	—
	Realized Profit/Loss	64,217	—
Equity price linked product (Y/N)		N	—

•	TSMC’s subsidiaries - TSMC Solar

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	601,411	1,366,150
	Mark to Market Profit/Loss	72	(3,790)
	Unrealized Profit/Loss	442	(3,074)
Expired Contracts	Notional Amount	4,699,306	10,319,959
	Realized Profit/Loss	8,696	1,982
Equity price linked product (Y/N)		N	N

•	TSMC’s subsidiaries - TSMC Solid State Lighting

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	52,757	—
	Mark to Market Profit/Loss	142	—
	Unrealized Profit/Loss	373	33
Expired Contracts	Notional Amount	1,522,811	1,833,098
	Realized Profit/Loss	4,717	4,225
Equity price linked product (Y/N)		N	N

•	TSMC’s subsidiaries - TSMC Global

		Forward	Swap
Margin Payment		—	—

Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	—	—
	Mark to Market Profit/Loss	—	—
	Unrealized Profit/Loss	—	—
Expired Contracts	Notional Amount	222,682	—
	Realized Profit/Loss	(234)	—
Equity price linked product (Y/N)		N	—

•	TSMC’s subsidiaries - TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	18,095,667	—
	Mark to Market Profit/Loss	(6,144,025)	—
	Unrealized Profit/Loss	(6,174,775)	—
Expired Contracts	Notional Amount	—	—
	Realized Profit/Loss	—	—
Equity price linked product (Y/N)		Y	—